EXHIBIT 99.1

Photo Release -- E.ON and Swissgas Begin Commercial Operations at Power-to-Gas Facility in Germany Using Hydrogenics Technology

FALKENHAGEN, Germany, Aug. 29, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that, on August 28, 2013, E.ON inaugurated commercial operations at its Power-to-Gas (P2G) facility in Falkenhagen, Germany. The plant uses wind power and Hydrogenics' electrolysis equipment to transform water into hydrogen, which is then injected into the existing regional natural gas transmission system. The hydrogen, as part of the natural gas mix, can be used in a variety of applications including space heating, industrial processes, mobility, and power generation. The facility, which has a capacity of two megawatts, produces 360 cubic meters of hydrogen per hour.

A photo accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=20716

"This project makes E.ON one of the first companies to demonstrate that surplus energy can be stored in the gas pipeline system in order to help balance supply against demand," said Dr. Ingo Luge, CEO of E.ON Deutschland. "This method of energy storage is considered a key technology for the transformation of Germany's energy system. It will reduce the need to take wind turbines offline when the local grid is congested and will therefore enable us to harness more wind power."

Swissgas, which represents over 100 local natural gas utilities, is a partner in the project with a 20 percent capital stake and an agreement to purchase a portion of the gas produced. Dr. Heinrich Schwendener, a member of the organization's Board of Management, stated, "Swissgas' involvement demonstrates the significant value of Switzerland's gas infrastructure, which enables us to transport and store regenerative energy across national boundaries."

The inauguration ceremony was also attended by Dr. Philipp Rösler (Germany's Economics and Technology Minister), Dr. Christian Ehler (Member of the European Parliament), and Henning Heidemanns (State Secretary in the Ministry of Economics and European Affairs of the Federal State of Brandenburg), along with 200 other guests.

"One of the biggest challenges of transforming Germany's energy system is finding ways to integrate the increasing share of intermittent, renewable-source energy," said Minister Rösler. "To ensure that Germany's power system remains stable and that our economy continues to have the energy it needs, we not only have to rapidly expand energy networks but also require innovative solutions like the P2G unit here in Falkenhagen."

Daryl Wilson, CEO of Hydrogenics, added, "We are delighted to see this plant now in full commercial use. In April of this year we announced a second Power-to-Gas project with E.ON for the city of Hamburg, which is currently under construction. That facility, containing the world's largest single mega-watt PEM stack, is expected to be delivered in the spring of 2014. These projects serve as a platform for upcoming Power-to-Gas facilities not only in Europe but around the world."

For Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), this has been a turnkey Power-to-Gas project which included supply, installation, connection and commissioning of the hydrogen production facility including gas compression, master controls, as well as a five year service and maintenance agreement.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Hydrogenics Contacts:

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com